Pricing supplement no. 316
To prospectus dated December 1, 2005,
prospectus supplement dated December 1, 2005 and
product supplement no. 35-I dated June 20, 2006

Registration Statement No. 333-130051
Dated February 23, 2007
Rule 424(b)(2)



Structured Investments	JPMorgan Chase & Co. $303,000 **Buffered Return Enhanced Notes Linked to a Basket Consisting of the S&P 500® Index, the Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index due February 27, 2009**

General

- The notes are designed for investors who seek a return of twice the appreciation of an equally weighted diversified basket of domestic and international indices up to a maximum total return on the notes of 30% at maturity. Investors should be willing to forgo interest and dividend payments and, if the Basket declines by more than 10%, be willing to lose up to 90% of their principal.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing February 27, 2009†.
- Minimum denominations of $1,000 and integral multiples thereof.
- The notes priced on February 23, 2007 and are expected to settle on or about February 28, 2007.

Key Terms

Basket:	The notes are linked to a basket consisting of the S&P 500® Index, the Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index (each a "Basket Index" and together the "Basket Indices").
Index Weightings:	The S&P Weighting, the Nikkei Weighting and the EURO STOXX Weighting (each an "Index Weighting" and, collectively, the "Index Weightings") are each set to equal 1/3 of the value of the Basket, or approximately 33.3333%.
Upside Leverage Factor:	2
Payment at Maturity:	If the Ending Basket Level is greater than the Starting Basket Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Basket Return multiplied by two, subject to a Maximum Total Return on the notes of 30%. For example, if the Basket Return is more than 15%, you will receive the Maximum Total Return on the notes of 30%, which entitles you to a maximum payment at maturity of $1,300 for every $1,000 principal amount note that you hold. Accordingly, if the Basket Return is positive, your payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$$\$1,000 + [\$1,000 \times (\text{Basket Return} \times 2)]$$

Your principal is protected against up to a 10% decline in the Basket. If the Ending Basket Level declines from the Starting Basket Level by up to 10%, you will receive the principal amount of your notes at maturity.

If the Ending Basket Level declines from the Starting Basket Level by more than 10%, you will lose 1% of the principal amount of your notes for every 1% that the Basket declines beyond 10%. Under these circumstances, your final payment per $1,000 principal amount note will be calculated as follows:

$$\$1,000 + [\$1,000 \times (\text{Basket Return} + 10\%)]$$

If the Ending Basket Level declines from the Starting Basket Level by more than 10%, you could lose up to $900 per $1,000 principal amount note.

Buffer Amount:	10%, which results in a minimum payment of $100 per $1,000 principal amount note.
Basket Return:	$\dfrac{\text{Ending Basket Level} - \text{Starting Basket Level}}{\text{Starting Basket Level}}$
Starting Basket Level:	Set equal to 100 on the pricing date, which was February 23, 2007.
Ending Basket Level:	The Basket Closing Level on the Observation Date.
Basket Closing Level:	The Basket Closing Level will be calculated as follows:

100 x [1 + (S&P Return * S&P Weighting) + (Nikkei Return * Nikkei Weighting) + (EURO STOXX Return * EURO STOXX Weighting)]

The S&P Return, the Nikkei Return and the EURO STOXX Return are the performance of the respective Basket Index, expressed as a percentage, from the respective index closing level on the pricing date to the respective index closing level on the Observation Date. For additional information, see "Description of Notes—Payment at Maturity" in the accompanying product supplement no. 35-I.

Observation Date:	February 24, 2009†
Maturity Date:	February 27, 2009†
CUSIP:	48123JPJ2

† Subject to postponement in the event of a market disruption event and as described under "Description of Notes – Payment at Maturity" in the accompanying product supplement no. 35-I.

Investing in the Buffered Return Enhanced Notes involves a number of risks. See "Risk Factors" beginning on page PS-6 of the accompanying product supplement no. 35-I and "Selected Risk Considerations" beginning on page PS-1 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us
Per note	$1,000	$12.30	$987.70
Total	$303,000	$3,726.90	$299,273.10

(1) J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $12.30 per $1,000 principal amount note. See "Underwriting" beginning on page PS-31 of the accompanying product supplement no. 35-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

February 23, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated December 1, 2005 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 35-I dated June 20, 2006. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated January 29, 2007 and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 35-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

- Product supplement no. 35-I dated June 20, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206001598/e24319-424b2.pdf

- Prospectus supplement dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002390/e22885_424b2.txt

- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC Web site is 19617. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to JPMorgan Chase & Co.

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** – The notes provide the opportunity to enhance equity returns by multiplying a positive Basket Return by two, up to the Maximum Total Return on the notes of 30%, or $1,300 for every $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **LIMITED PROTECTION AGAINST LOSS –** Payment at maturity of the principal amount of your notes is protected against a decline in the Ending Basket Level, as compared to the Starting Basket Level, of up to 10%. If the Ending Basket Level declines by more than 10%, for every 1% decline beyond 10%, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, at maturity you will receive a payment equal to at least $100 for each $1,000 principal amount note.

- **DIVERSIFICATION AMONG THE BASKET INDICES** — The return on the notes is linked to a basket consisting of the S&P 500® Index, the Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. The Nikkei 225 Index consists of 225 stocks listed on the First Section of the Tokyo Stock Exchange and which, therefore, are among the most actively traded on that exchange. The Nikkei Stock Average is an intellectual property of Nikkei Inc. Nikkei Inc. was formerly known as Nihon Keizai Shimbum, Inc. The name was changed on January 1, 2007. "Nikkei," "Nikkei Stock Average," and "Nikkei 225" are the service marks of Nikkei Inc. Nikkei Inc. reserves all the rights, including copyright, to the Nikkei 225 Index. The Dow Jones EURO STOXX 50® Index consists of 50 component stocks of market sector leaders from within the Eurozone. The Dow Jones EURO STOXX 50® Index and STOXX® are the intellectual property (including registered trademarks) of STOXX Limited, Zurich, Switzerland, and/or Dow Jones & Company, Inc., a Delaware corporation, New York, USA (the "Licensors"), which are used under license. The notes are in no way sponsored, endorsed, sold or promoted by the Licensors and neither of the Licensors shall have any liability with respect thereto. For additional information about the Basket and each Basket Index, please see "The S&P 500® Index," "The Nikkei 225 Index" and "The Dow Jones EURO STOXX 50® Index" in the accompanying product supplement no. 35-I.

- **CAPITAL GAINS TAX TREATMENT –** You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 35-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your purchase and ownership of the notes as an "open transaction" for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. You should consult your tax adviser regarding the treatment of the notes, including possible alternative characterizations.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket, the Basket Indices or any of the component stocks of the Basket Indices. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 35-I dated June 20, 2006.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal in excess of $100 per $1,000 principal amount note. The return on the notes at maturity is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive or negative. Your investment will be exposed to any decline in the Ending Basket Level, as compared to the Starting Basket Level, beyond the 10% buffer. Accordingly, you could lose up to $900 for each $1,000 principal amount note that you invest in.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN** – If the Ending Index Level is greater than the Initial Index Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Total Return on the note of 30%, regardless of the appreciation in the Index, which may be significant.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** – While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** – As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing any of the Basket Indices would have.
- **NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES** – The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks underlying each Basket Index are based, although any currency fluctuations could affect the performance of the Basket. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your payment at maturity.
- **LACK OF LIQUIDITY** – The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
- **POTENTIAL CONFLICTS** – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are one of the companies that make up the S&P 500® Index. We will not have any obligation to consider your interest as a holder of the notes in taking any appropriate action that might affect the value of the S&P 500® Index or the notes.
- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES –** In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of the Basket Indices;
  - the time to maturity of the notes;
  - the dividend rate on the common stocks underlying the Basket Indices;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory or judicial events;
  - the exchange rate and the volatility of the exchange rate between the dollar, the euro and the yen; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Basket?

The following table illustrates the hypothetical total return at maturity on the notes. The "total return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below reflect the Maximum Total Return on the notes of 30%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Total Return
180	80.00%	30.00%
160	60.00%	30.00%
150	50.00%	30.00%
140	40.00%	30.00%
130	30.00%	30.00%
120	20.00%	30.00%
115	15.00%	30.00%
110	10.00%	20.00%
105	5.00%	10.00%
100	**0.00%**	**0.00%**
95	-5.00%	0.00%
90	-10.00%	0.00%
85	-15.00%	-5.00%
80	-20.00%	-10.00%
70	-30.00%	-20.00%
60	-40.00%	-30.00%
50	-50.00%	-40.00%
40	-60.00%	-50.00%
30	-70.00%	-60.00%
20	-80.00%	-70.00%
10	-90.00%	-80.00%
0	-100.00%	-90.00%

JPMorgan Structured Investments —   PS- 2

Buffered Return Enhanced Notes Linked to a Basket Consisting of the S&P 500®Index, the Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket increases from a Starting Basket Level of 100 to an Ending Basket Level of 105.
Because the Ending Basket Level of 105 is greater than the Starting Basket Level of 100 and the Basket Return of 5% multiplied by 2 does not exceed the Maximum Total Return of 30%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (5\% \times 2)] = \$1,100$$

Example 2: The level of the Basket decreases from a Starting Basket Level of 100 to an Ending Basket Level of 90.
Because the Ending Basket Level of 90 is less than the Starting Basket Level of 100 by not more than the Buffer Amount of 10%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Basket increases from a Starting Basket Level of 100 to an Ending Basket Level of 120.
Because the Basket Return of 20% multiplied by 2 exceeds the Maximum Total Return of 30%, the investor receives a payment at maturity of $1,300 per $1,000 principal amount note, the maximum payment on the notes.

Example 4: The level of the Basket decreases from a Starting Basket Level of 100 to an Ending Basket Level of 70.
Because the Ending Basket Level of 70 is less than the Starting Basket Level of 100 by more than the Buffer Amount of 10%, the investor receives a payment at maturity of $900 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (-30\% + 10\%)] = \$800$$

Example 5: The level of the Basket decreases from a Starting Basket Level of 100 to an Ending Basket Level of 0.
Because the Ending Basket Level of 0 is less than the Starting Basket Level of 100 by more than the Buffer Amount of 10%, the investor receives a payment at maturity of $100 per $1,000 principal amount note, which reflects the principal protection provided by the 10% Buffer Amount, calculated as follows:

$$\$1,000 + [\$1,000 \times (-100\% + 10\%)] = \$100$$

Historical Information

The following graphs show the weekly performance of each Basket Index as well as the Basket as a whole from January 4, 2002 through February 23, 2007. The graph of the historical Basket performance assumes the Basket level on January 4, 2002 was 100 and the Index Weightings specified on the cover of this pricing supplement on that date. The closing level of the S&P 500® Index on February 23, 2007 was 1451.19. The closing level of the Nikkei 225 Index on February 23, 2007 was 18188.42. The closing level of the Dow Jones EURO STOXX 50® Index on February 23, 2007 was 4245.99.

We obtained the various Basket Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets. The historical levels of each Basket Index and of the Basket should not be taken as an indication of future performance, and no assurance can be given as to the closing level of any Basket Index on the Observation Date. We cannot give you assurance that the performance of the Basket Indices will result in the return of any of your initial investment in excess of $100 per $1,000 principal amount note.



JPMorgan Structured Investments —   PS- 3

Buffered Return Enhanced Notes Linked to a Basket Consisting of the S&P 500® Index, the Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index